

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2017

Ann C. W. Green
Chief Financial Officer
Chase Packaging Corporation
106 West River Road
Rumson, New Jersey 07760

      Re: Chase Packaging Corporation
             Form 10-K for the Year Ended December 31, 2015
             Filed March 28, 2016
             File No. 000-21609

Dear Ms. Green:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Melissa Raminpour

                  Melissa Raminpour
                  Branch Chief
                  Office of Transportation and Leisure